UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes          No     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Today October 3rd, 2025, Moody’s Ratings (Moody’s) has upgraded by one notch BBVA’s long-term senior unsecured debt rating to A2 from A3. The outlook changed to stable from Rating Under Review (RUR) for Possible Upgrade.

Moody’s has also taken the following actions over other BBVA’s ratings:

●	Upgraded by one notch long-term issuer rating to A2 from A3 and outlook changed to stable from RUR for Possible Upgrade.

●	Upgraded by one notch junior senior unsecured debt rating to Baa1 from Baa2.

●	Upgraded by one notch subordinated debt rating to Baa1 from Baa2.

●	Upgraded by one notch Pref. Stock Non-cumulative debt rating to Ba1 from Ba2.

●	Upgraded by one notch Commercial Paper debt rating to P-1 from P-2.

●	Upgraded by one notch long-term Counterparty Risk Rating (CRR) to A1 from A2.

●	Confirmed short-term CRR at P-1.

●	Confirmed long-term deposit rating at A2 and outlook changed to RUR for Possible Upgrade from RUR Uncertain.

●	Confirmed short-term deposit rating at P-1.

●	Upgraded by one notch long-term Counterparty Risk Assessment (CRA) to A2(cr) from A3(cr).

●	Upgraded by one notch short-term CRA to P-1(cr) from P-2(cr).

Madrid, October 3rd 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 3, 2025
By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla

Title: Head of Investor Relations